Exhibit 12.1

Exelon Generation Company, LLC

Ratio of Earnings to Fixed Charges

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2009	2010	2011	2012	2013	2014
Pre-tax income from continuing operations	3,555	3,150	2,827	1,058	1,675	1,327
Plus: (Income) or loss from equity investees	3	—	1	91	(10)	20
Less: Capitalized interest	(49)	(38)	(49)	(67)	(54)	(45)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	3,509	3,112	2,779	1,082	1,611	1,302
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	162	191	219	402	445	323
Interest component of rental expense (a)	212	222	220	291	248	215

Total fixed charges	374	413	439	693	693	538
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	3,883	3,525	3,218	1,775	2,304	1,840
Ratio of earnings to combined fixed charges	10.4	8.5	7.3	2.6	3.3	3.4

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.